LAKELAND BANCORP, INC.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

December 29, 2008

Mr. Eric Envall, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Lakeland Bancorp, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed December 17, 2008

SEC File No. 000-17820

Dear Mr. Envall:

Lakeland Bancorp, Inc. (the “Company”) is in receipt of your letter to Thomas J. Shara, the Company’s President and Chief Executive Officer, dated December 22, 2008. The Company has set forth below each SEC comment verbatim, followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A

1.	SEC Comment: Noting your disclosure on page eight regarding the purpose of the preferred stock, please describe in greater detail why you plan to participate in the Capital Purchase Program.

Company Response: The language describing why the Company wishes to participate in the Treasury’s Capital Purchase Program which is set forth on page 2 of the preliminary proxy statement has been added to page 7 of the revised proxy statement. In addition, that language has been modified to indicate that it is the Treasury’s Program for public companies that the Company is interested in, and also to conform to the more recent disclosure made by the Company in its press release and 8-K filed with the SEC on December 16, 2008.

2.	SEC Comment: Noting your disclosure in the footnotes to the pro forma financial information, please describe in the body of the document how you expect to use the proceeds you receive in the Capital Purchase Program.

Company Response: A heading entitled “Use of Proceeds” has been added to page 9, along with a statement concerning the Company’s anticipated use of such capital.

3.	SEC Comment: Please discuss how your participation in the Capital Purchase Program may (i) impact the holders of any outstanding senior class of your securities; (ii) impact the rights of your existing common shareholders; and (iii) dilute the interest of your existing common shareholders.

Company Response: Additional language has been added on page 16, under the heading “Effects of the Senior Preferred Shares on the Rights of Holders of Common Stock,” with the following subheadings: “Restrictions on Dividends”, “Repurchases”, “Voting rights” and “Dilution”.

4.	SEC Comment: Please clearly state that the Company intends to participate in the Treasury Department’s program for “public” companies. In addition, any pro forma information that the Company provides should disclose that it has been prepared in accordance with the “public” company program.

Company Response: Additional language has been added throughout the document stating that the Company intends to participate in the program for public companies. Language has been included in the introductory paragraphs under the caption “Pro Forma Financial Information” that the Company has prepared the pro forma information based on the Company’s participation in the program for public companies.

Financial Statements

5.	SEC Comment: Footnote 1 to the pro forma balance sheet on page 13 should disclose the particular type of investment securities and where this rate is derived from (i.e. current market rates).

Company Response: Footnote 1 to the pro forma balance sheet and each of the pro forma income statements has been modified to add the requested disclosure.

6.	SEC Comment: Noting your disclosure in footnote 2 to the pro forma balance sheet on page 13, it appears that the company is determining the fair value of the warrants and allocating that amount to the warrants with the difference allocated to the preferred stock. This is not a true relative fair value model as it is necessary to allocate the proceeds based on the fair value of each piece. Please revise your disclosures as necessary.

Company Response: The pro forma income statements have been revised accordingly, and the footnotes expanded to explain the applicable assumptions.

Closing Comments

The Company hereby acknowledges that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call me at 973 697 2000, or if you cannot reach me, our outside corporate counsel, Laura R. Kuntz (973 597 2398), of Lowenstein Sandler PC.

Very truly yours

LAKELAND BANCORP, INC.

By:	/s/ Timothy J. Matteson
Timothy J. Matteson, Esq.
Senior Vice President and General Counsel

cc:	Peter H. Ehrenberg, Esq.

Laura R. Kuntz, Esq.